January 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brigitte Lippmann

Re:	VectoIQ Acquisition Corp. II
Registration Statement on Form S-1
Filed December 18, 2020, as amended
File No. 333-251510

Dear Ms. Lippmann:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of VectoIQ Acquisition Corp. II that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on January 6, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 355 copies of the Preliminary Prospectus dated December 31, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Cowen and Company, LLC
as Representative of the Several Underwriters

By:	/s/ Christopher Weekes
	Name:	Christopher Weekes
	Title:	Managing Director

Morgan Stanley & Co. LLC
as Representative of the Several Underwriters

By:	/s/ Kyle McDonnell
	Name:	Kyle McDonnell
	Title:	Executive Director

[Signature Page to Underwriters’ Acceleration Request Letter]